December 14, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (508) 497-8079

Joseph M. Tucci
Chairman and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, MA 01748

> **Re: EMC Corporation**
> **Definitive 14A**
> **Filed March 27, 2007**
> **File No. 001-09853**

Dear Mr. Tucci:

   We have reviewed your response letter dated October 19, 2007 and have the following comments. Please respond to our comments by December 28, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your statement in the fourth paragraph on page 9 of your response letter that your competitors would be able to estimate your cost structure and potentially your pricing model if you were to disclose your revenue and profit contribution. By way of example, please clarify what your competitors would discern and how they would do so from the disclosure of your targets under the COPs Plans. Please also clarify how your competitors would use this information to your competitive disadvantage. Please do the same for the goals of the ESG plans discussed on page 10.

2. We note your statement on page 11 of your response letter that admitting that total customer experience goals were not achieved, even retrospectively, would result in competitive harm to you since your competitors could use this information to solicit current and potential customers of yours. Please provide a more detailed analysis that specifically sets forth the manner in which competitors could use the information to obtain the competitive advantage cited in your response. You may want to clarify

whether your competitors know who your customers are and which ones were involved in your missing customer experience goals. Please also address how the pursuit of your customers using this information is any different from your competitors' regular course pursuit of the same customers as you.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor